WITHDRAWAL REQUEST OF

AN AMENDMENT TO A REGISTRATION STATEMENT

April 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E Washington, D.C. 20549

Attn: Courtney Haseley

Re:

Western Lucrative Enterprises, Inc. Application for Withdrawal of the Post-Effective Amendment No. I filed on November 23, 2010 AND the Post-effective Amendment No. 2 filed on January 10, 2011 to the Registration Statement on Form S-1 (File No. 333-152950)  (the "Registration Statement")

Dear Ms. Haseley:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Western Lucrative Enterprises, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Post-Effective Amendment No. 1 AND the Post-Effective Amendment NO. 2 to the Registration Statement (the "Amendment"). The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement, as amended or supplemented by the Amendment, or the prospectus contained therein.

The Company is requesting withdrawal of the Amendment because the Company has determined not to proceed with the updating of the Registration Statement because the purpose of the Amendment was to update the filing to permit the selling shareholders which are "affiliates" to resell without reliance on Rule 144. These affiliated selling shareholders have agreed that any re-sales will be made only upon compliance with Rule 144, if available.

If you have any questions with respect to this matter, please contact our counsel, Jehu Hand, of Hand & Hand at (949) 489-2400.

Sincerely,

Western Lucrative Enterprises, Inc.

By:/s/ Neville Pearson

       Neville Pearson,

       Chief Financial Officer (principal financial and accounting officer)

cc: Jehu Hand, Hand & Hand